Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION OF

INTERACTIVE STRENGTH INC.

Interactive Strength Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), hereby certifies that:

FIRST: The name of this Company is Interactive Strength Inc.

SECOND: The original certificate of incorporation of the corporation was filed with the Secretary of State of the State of Delaware on May 8, 2017, amended by the Certificate of Amendment to the Amended and Restated Certificate of Incorporation filed with the Secretary of the State of the State of Delaware on December 30, 2022, amended and restated pursuant to the Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on February 27, 2023, amended and restated pursuant to the Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on May 2, 2023, amended and restated pursuant to the Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on June 13, 2024 and most recently amended pursuant to the Certificate of Amendment filed with the Secretary of State of the State of Delaware on November 8, 2024 (as so amended, the “Existing Certificate”).

THIRD: The Board of Directors of the Company, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending Article IV, Section A of the Certificate of Incorporation, to read in its entirety:

“Classes of Stock. The total number of shares of all classes of capital stock that the Company shall have authority to issue is One Billion and One Hundred Million (1,100,000,000), of which Nine Hundred Million (900,000,000) shares shall be Common Stock, $0.0001 par value per share (the “Common Stock”), and of which Two Hundred Million (200,000,000) shares shall be Preferred Stock, $0.0001 par value per share (the “Preferred Stock”). The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the then-outstanding shares of Common Stock, voting together as a single class, without the vote of the holders of Preferred Stock, unless a separate, additional vote of the holders of Preferred Stock, or of any series thereof, is expressly required pursuant to the Preferred Stock Designation (as defined below) established by the board of directors of the Company (the “Board”).

Effective at 5:00 p.m. Eastern time, on the date of the filing of this Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each ten (10) shares of this Company’s Common Stock, par value $0.0001 per share, issued and outstanding (or held in treasury) immediately prior to the Effective Time (the “Old Common Stock”) shall automatically without further action on the part of the Company or any holder of Old Common Stock, be combined into one (1) fully paid and nonassessable share of Common Stock (the “New Common Stock”), subject to the treatment of fractional share interests as described below (the “reverse stock split”). The combination of the Old Common Stock into New Common Stock will be deemed to occur at the Effective Time without any further action on the part of the Company or the holders of any outstanding shares of Old Common Stock and whether or not certificates representing such holders’ shares of Old Common Stock prior to the reverse stock split are surrendered for cancellation. Upon the Effective Time, all references to “Common Stock” in this Certificate of Incorporation shall be to the New Common Stock.

The reverse stock split will be effectuated on a stockholder-by-stockholder (as opposed to certificate-by-certificate) basis. From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been combined pursuant to this Certificate of Amendment. The Company shall not be obligated to issue new certificates evidencing the shares of New Common Stock outstanding as a result of the reverse stock split unless and until the certificate(s) representing the shares of Old Common Stock held by a holder immediately prior to the reverse stock split are either delivered to the Company or its current transfer agent, or the holder notifies the Company or such transfer agent that such certificate or certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificate(s). No fractional shares will be issued as a result of the reverse stock split and, in lieu thereof, (a) with respect to holders of one or more certificates, if any, which formerly represented shares of Old Common Stock that were issued and outstanding immediately prior to the Effective Time, upon surrender after the Effective Time of such certificate or certificates, any holder who would otherwise be entitled to a fractional share of New Common Stock as a result of the reverse stock split, following the Effective Time, shall be entitled to receive a cash payment (the “Fractional Share Payment”) equal to the fraction of which such holder would otherwise be entitled multiplied by the closing price per share of New Common Stock on the date of the Effective Time as reported by The Nasdaq Capital Market (as adjusted to give effect to the reverse stock split); provided that, whether or not fractional shares would be issuable as a result of the reverse stock split shall be determined on the basis of (i) the total number of shares of Old Common Stock that were issued and outstanding immediately prior to the Effective Time formerly represented by certificates that the holder is at the time surrendering and (ii) the aggregate number of shares of New Common Stock after the Effective Time into which the

Exhibit 3.1

shares of Old Common Stock formerly represented by such certificates shall have been combined; and (b) with respect to holders of shares of Old Common Stock in book-entry form in the records of the Company’s transfer agent that were issued and outstanding immediately prior to the Effective Time, any holder who would otherwise be entitled to a fractional share of New Common Stock as a result of the reverse stock split (after aggregating all fractional shares), following the Effective Time, shall be entitled to receive the Fractional Share Payment automatically and without any action by the holder.”

FOURTH: This Certificate of Amendment to the Certificate of Incorporation was submitted to the stockholders of the Company and was duly adopted and approved in accordance with the provisions of Section 242 of the General Corporate Law of the State of Delaware.

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IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 26th day of June, 2025.

INTERACTIVE STRENGTH INC.

By:	/s/ Trent A. Ward
Trent A. Ward Chief Executive Officer